Exhibit 99.1

Ballard Completes Continuance Into British Columbia

VANCOUVER, Aug. 30, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced today that the company has completed its continuance into British Columbia under the Business Corporations Act as of August 24, 2016.

The continuance was approved by a special resolution of shareholders at Ballard's Annual General Meeting on June 1, 2016 and reported in a press release issued June 2, 2016.

The continuance is expected to reduce annual printing and postage expenses, provide an environmental benefit and also provide some added flexibility with respect to certain corporate transactions as described in the Management Proxy Circular and 2015 Annual Report.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned expenses. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:00e 30-AUG-16